EXHIBIT 99.1

Standard Lithium and Lanxess Finalize Plan for First Commercial Lithium Project in Arkansas

VANCOUVER, British Columbia, Feb. 24, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) (FRA: S5L), an innovative technology and lithium project development company, has reached an agreement (the “Agreement”), dated February 23, 2022, with its strategic partner, LANXESS Corporation (“Lanxess”), that streamlines and expedites the plan for development of the first commercial lithium project in Arkansas, which is to be constructed at an operational Lanxess facility in El Dorado, Arkansas (the “Project”). Under the Agreement, Standard Lithium will control all development of the Project leading up to and including the completion of the Front End Engineering Design (“FEED”) study. Standard Lithium will hold, at a minimum, a 51% majority equity stake in the Project and may retain as much as 100% of the Project. The Company will also retain 100% ownership of its South West Arkansas Project, all its proprietary extraction technologies, relevant intellectual property and know-how.

Robert Mintak, CEO of Standard Lithium commented, “This agreement builds upon the successful working relationship that has been established between the companies. By entering into this Agreement, Standard Lithium takes ownership of the Project and its development timelines with a clear path towards delivering the first new commercial lithium production in the USA in over 50 years.1 We have already begun the process of engaging and integrating the strategic team members to make this project a success.  With the recent investment from our largest shareholder, Koch Strategic Platforms, we are fully funded to complete all planned Project milestones leading to a Definitive Feasibility Study, which is expected to be completed in Q4 2022”.

Key Highlights:

  Standard Lithium will form an initially wholly-owned company (“Project Company”) that owns 100% of the Project during pre-FEED and FEED engineering studies (see news release dated January 20th, 2022). The FEED engineering will be used to produce a NI43-101 Definitive Feasibility Study (“DFS”) in Q4 2022;
  Lanxess will, via a series of commercial agreements, provide the brine supply for the Project, the Project site lease, and rights of way, infrastructure, and other services for the Project;
  Standard Lithium will provide a market fee-based license to the Project Company of its suite of intellectual property;
  Standard Lithium is able to utilize its intellectual property, extraction technology and know-how at its 100% owned South West Arkansas Project, certain other sites in Arkansas and at all project sites outside of Arkansas, and will maintain control and ownership over the future development of its IP portfolio; and,
  Lanxess is obliged to support development of the Project and upon completion of a DFS, has the option to acquire an equity interest in the Project Company of up to 49% and not less than 30%, at a price equal to a ratable share of SLL’s aggregate investment in the Project Company.

If Lanxess acquires an ownership interest:

  The parties will share the costs of financing construction of the Project on a ratable basis; and,
  Lanxess will have the right to acquire some, or all of the lithium carbonate off-take produced at the commercial plant at market-based terms less a handling fee.

If Lanxess does not acquire an ownership interest:

  Standard Lithium will own 100% of the Project including customary dividends, distribution, or similar rights;
  Standard Lithium can elicit bids from other interested parties to buy up to 49% of the Project Company; and,
  Lanxess will have the right to acquire some, or all of the lithium carbonate off-take produced at the commercial plant at a price of market minus up to 20%, to be agreed by Lanxess and Standard Lithium and taking into consideration several key commercial agreements (including the costs of brine supply and disposal for the Project, the Project site lease cost and rights of way, infrastructure, and other services for the Project).

The parties have also agreed that development of the second and third projects on the Lanxess properties will be on a joint basis and that the parties will perform the same roles using similar contractual structures as the first Project. Lanxess will also have the right to purchase the lithium carbonate off-take from the additional projects upon market-based terms to be agreed by Lanxess and Standard Lithium, taking into consideration other commercial agreements required for their development (e.g. site leases, brine supply/disposal etc.).

Advisors
Stifel Nicolas Canada Inc. acted as financial advisor to Standard Lithium during negotiation of this Agreement.

About Standard Lithium Ltd.
Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company operates its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at http://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to expected development of the Project and future phases, the timeline for completion of the DFS, negotiation of definitive documentation with Lanxess, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

1 See https://pubs.usgs.gov/periodicals/mcs2021/mcs2021-lithium.pdf

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/